DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

February 5, 2010

Via Courier and EDGAR

Erin E. Martin, Attorney-Advisor

Eric McPhee, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Wells Real Estate Investment Trust III, Inc. Amendment No. 1 to Form S-11 Filed on February 5, 2010 File No. 333-163411 (Confidential, For Use of the Commission Only)

Dear Ms. Martin and Mr. McPhee:

On behalf of our client, Wells Real Estate Investment Trust III, Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Leo F. Wells, III of the Company dated December 31, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s initial filing on Form S-11 on December 1, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 1 as filed on EDGAR.

Securities and Exchange Commission

February 5, 2010

General

1.	Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: Prior to first use, we will provide the Staff with supplemental copies of any additional graphics, maps, photographs, and related captions or other artwork that we intend to use in the prospectus. Please note that our Wells logo located on page B-1 of our Form of Subscription Agreement is the only graphic we have prepared to date. We will provide any additional graphics as they become available.

2.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: Pursuant to Item 19 of Industry Guide 5, we will provide the Staff with any promotional materials and sales literature, including those materials to be used only by broker-dealers, prior to first use. We have not yet prepared such materials, but we will provide these materials when they are available.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: We understand that we are responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above and the terms of our plan, we believe that our plan is consistent with the relief granted by the Staff in the above-referenced no-action letters.

Securities and Exchange Commission

February 5, 2010

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: In the SEC’s no-action letter, Alston & Bird (dated October 22, 2007), the Staff granted relief to non-traded REITs that purchase shares of their common stock under an established share redemption program while engaged in a distribution if certain conditions are met. We have considered the elements of our proposed share redemption program and believe they are consistent with the class relief granted by the Division of Market Regulation, now referred to as the Division of Trading and Markets.

5.	We note that on page 1, you state that you have not yet identified any specific “properties or securities to purchase.” Elsewhere in the prospectus, however, you state that you do not intend to invest in equity securities. Please revise throughout to clarify your investment intent. To the extent that you intend to invest in securities or other real estate-related investments, such as real estate-related debt, please provide us with a detailed analysis as to how you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940.

Response: Pursuant to the Staff’s note and our investment intent, we have revised our disclosure to delete the reference to “or securities.”

6.	We note that in the management compensation tables that appear on pages 7-9 and 62-63 you have only disclosed the estimated amounts to be paid for the maximum offering. Please also include the estimated amounts to be paid if only the minimum is raised.

Response: In connection with the Staff’s request, we have revised the management compensation tables to include estimates to be paid if only the minimum offering is raised.

Coverpage of Prospectus

7.	Please limit your coverpage to only 1 page as required by Item 501 of Regulation S-K.

Response: In response to the Staff’s comment, we have limited the coverpage to only one page.

8.	Please disclose on the coverpage of the prospectus the date that the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

Securities and Exchange Commission

February 5, 2010

Response: Pursuant to the Staff’s comment, we have revised the coverpage to describe when the offering will end.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor and its affiliates in connection with this offering?, page 6

9.	We note that you will reimburse your advisor the expenses incurred in connection with its provisions of services, including personnel and IT costs. Please revise to clarify whether you will reimburse your advisor salaries and other employment expenses. Furthermore, please clarify how you will determine the personnel and IT costs subject to reimbursement.

Response: We have revised our Summary and Management Compensation disclosure to confirm that personnel costs, including IT personnel, are allocated to programs for reimbursement based on the percentage of time devoted by personnel to each program, except that the Company does not reimburse for the personnel costs of acquisition and disposition personnel. Further, we have clarified our disclosure to note that our reimbursable personnel costs include salary and benefits. With respect to hard IT costs, such as laptops, we have revised our disclosure to note that such costs are allocated among Wells-sponsored programs based upon anticipated usage and are generally incurred only after such costs are budgeted and approved by the respective programs.

10.	Please advise whether your acquisition fees would include any amounts in which leverage is used. If so, please include the estimated amount of the acquisition fees on a fully leveraged basis. Please also revise accordingly your disclosure in the management compensation section.

Response: The Company’s acquisition fees are based on a percentage of its offering proceeds rather than the cost of assets. Therefore, leverage will not affect acquisition fees.

11.	It appears that your debt financing fee could be determined based upon the estimated amount of the maximum offering and your maximum leverage policy. Please advise or revise. Please also revise accordingly your disclosure in the management compensation section.

Response: Based on the Staff’s comment, we have determined that we can estimate the fee based on the Staff’s assumptions of using the maximum aggregate offering amount and our maximum leverage policy. We have revised the appropriate disclosure in the Summary and Management Compensation sections.

Securities and Exchange Commission

February 5, 2010

What steps will you take to make sure you purchase environmentally compliance properties?, page 10

12.	Please disclose the plain English meaning of a “Phase I environmental assessment.”

Response: The requested revision has been made. We have revised our description of a Phase I environmental assessment or site assessment as an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property.

Risk Factors, page 19

13.	We note you include bulleted lists of factors or events in your risk factors. To the extent that any of the factors or events contained in the bulleted lists present a material risk to your business, operations or financial condition, please include in a separate risk factor subheading and discussion about it. For example only, we note the following risk factors:

•	“Our advisor and affiliates will face conflicts of interest, including significant conflicts created by…,” page 25;

•	“Economic, market and regulatory changes that impact the real estate market…,” page 30; and

•	“Actions of our potential future joint venture partners could reduce the returns…,” page 32.

Response: Based on Rule 421(d)(2)(iv) of Regulation C and page 48 of the SEC’s A Plain English Handbook: How to create clear SEC disclosure documents (August 1998), which both specifically require registrants to follow certain principles, including “bullet lists for complex material, whenever possible,” we respectfully submit that the current bullet list format of related information properly presents these risks in an easy-to-read format for potential investors.

Estimated Use of Proceeds of This Offering, page 41

14.	We note that you have a particular focus on office and industrial properties, primarily office, and that you may acquire such properties at any state of development or construction, including developing the property yourself. We further note that you may also invest in international properties. Please revise to state the anticipated holdings of each of your targeted assets. In addition, please disclose the target assets you intend to acquire if you only raise the minimum amount or an amount substantially less than your maximum. Please include similar disclosure in your “Use of Proceeds” section.

Securities and Exchange Commission

February 5, 2010

Response: Based on the Staff’s comment, we have revised the appropriate disclosure in our Summary and Investment Objectives and Criteria sections to state that we expect industrial properties to constitute no more than 10% of our portfolio after completion of our offering stage with office properties constituting the remainder of our portfolio. Further, we have revised our disclosure to confirm that if we raise only the minimum offering amount or substantially less than our maximum offering, we expect to invest in office and industrial properties. We direct the Staff to our disclosure throughout the prospectus (e.g., pages 1, 4, 13, 24, 76 and 82), which specifies that we intend to limit international investment to no more than 20% of our portfolio after completion of our offering stage.

Management, page 44

15.	Please update your disclosure prior to effectiveness to disclose your three independent directors. Please also indicate if any of these persons serves as a director of, or has an ownership interest in, another real estate investment program that is sponsored by your advisor.

Response: Prior to seeking effectiveness, we will revise our disclosure to identify our three independent directors and indicate any relationships they may have with other Wells-sponsored programs.

Audit Committee, page 45

16.	Please revise your disclosure to indicate whether one of the audit committee members will qualify as an “audit committee financial expert” or explain why you have determined not to include a “financial expert” on the audit committee.

Response: Prior to seeking effectiveness, we will revise our disclosure to indicate which one of our three independent directors will qualify as a “financial expert.”

Stock Ownership, page 64

17.	We note your disclosure in footnote (3) that Mr. Wells owns all the shares of capital stock of Wells Real Estate Fund, Inc. Therefore, please include the 20,000 shares owned by Wells Real Estate Fund, Inc. in the row of the table that correlates to Mr. Wells’s ownership.

Response: Pursuant to the Staff’s request, we have added the 20,000 shares to Mr. Wells’s row in the stock ownership table.

Securities and Exchange Commission

February 5, 2010

Conflicts of Interest, page 65

Our Affiliates’ Interests in Other Wells Real Estate Programs, page 65

18.	We note the list of 19 other programs that your advisor and its affiliates have sponsored. Of the programs with offerings that have closed, please tell us when those offerings closed.

Response: Pursuant to the Staff’s supplemental request, please see the following table:

Fund	Closing Date
Wells Real Estate Fund I	September 5, 1986
Wells Real Estate Fund II	September 7, 1988
Wells Real Estate Fund II-OW	September 7, 1988
Wells Real Estate Fund III, LP	October 23, 1990
Wells Real Estate Fund IV, LP	February 29, 1992
Wells Real Estate Fund V, LP	March 3, 1993
Wells Real Estate Fund VI, LP	April 4, 1994
Wells Real Estate Fund VII, LP	January 5, 1995
Wells Real Estate Fund VIII, LP	January 4, 1996
Wells Real Estate Fund IX, LP	December 30, 1996
Wells Real Estate Fund X, LP	December 30, 1997
Wells Real Estate Fund XI, LP	December 30, 1998
Wells Real Estate Fund XII, LP	March 21, 2001
Wells Real Estate Fund XIII, LP	March 28, 2003
Wells Real Estate Fund XIV, LP	April 30, 2005
Wells Mid-Horizon Value-Added Fund I, LLC	September 15, 2008
Piedmont Office Realty Trust, Inc.	July 25, 2004
Wells Real Estate Investment Trust II, Inc.	Open
Wells Timberland REIT, Inc.	Open

19.	Please expand your disclosure to specifically identify any affiliated programs that are in direct competition with you.

Response: Pursuant to the Staff’s comment, we have revised our disclosure to convey that we presently compete directly with Wells REIT II when acquiring real estate and leasing space. We do not believe any other Wells-sponsored program will compete with the Company in any material respect.

20.	Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

Response: Pursuant to the Staff’s request, we have revised the appropriate bullet point of our conflict of interest disclosure on page 68 to address more specifically the conflict of interest presented that in assessing whether to list or liquidate, noting that a listing may make it more likely that we become self-

Securities and Exchange Commission

February 5, 2010

managed or internalize our management transaction, which has the potential to result in substantial compensation for the Company’s advisor.

Allocation of Advisor’s Time, page 66

21.	Please include an estimate of the time that your advisor and its affiliates will devote to your day-to-day operations.

Response: In connection with the Staff’s comment, and assuming that (i) we utilize our target leverage ratio, (ii) we sell the maximum number of shares offered in the primary offering and (iii) the duties of personnel utilized by our advisor and its affiliates remain similar to their current duties, we estimate that the personnel working for our advisor and its affiliates would devote between one-half and three-quarters of their time to our day-to-day operations. We have revised our disclosure accordingly.

Term of Advisory Agreements, page 70

22.	We note your statement on page 70 that either party may terminate the advisory agreement without penalty upon 60 days’ written notice. Please revise to clarify what you mean by “without penalty” and briefly discuss any amounts to which your advisor will be entitled upon termination of the advisory agreement.

Response: We have revised the disclosure to explain that by “without penalty,” we mean that we can terminate the Advisor without having to compensate the Advisor for income lost as a result of the termination of the agreement. In response the Staff’s comment, we have also revised the disclosure to note that the advisory agreement does contain a provision to eliminate the possibility that the Advisor could be terminated as a way to avoid having to pay the Subordinated Participation in Net Sale Proceeds. As explained in the amendment, if the Company’s assets had appreciated sufficiently in value such that a liquidation at the time of termination would have entitled the Advisor to the Subordination Participation in Net Sale Proceeds, then the Company must pay an amount equivalent to such fee at the time of termination. We note to the Staff that this disclosure also remains in footnote (8) to the Management Compensation table.

Investment Objectives and Criteria, page 74

23.	We note that your primary investment focus is to acquire commercial real estate in the U.S. and potentially internationally. Please disclose if there is a specific region in which you intend to invest in the U.S., as well as any specific international countries.

Response: In response to the Staff’s comment, we have not revised our disclosure because there are no specific regions domestically or internationally for which we intend to invest.

Securities and Exchange Commission

February 5, 2010

Investment Limitations, page 79

24.	We note your investment policy that you will not borrow in excess of 50% of the cost of your assets. You also state, however, that you will not borrow in excess of 75% of the cost of all of your assets. Please clarify your investment policy in this respect.

Response: We note and appreciate the Staff’s comment. We have revised our disclosure under this caption to clarify that we will not borrow in excess of 50% of the cost of our assets without substantial justification.

25.	Please refer to the first bullet point on page 79. Please clarify what would constitute substantial justification to borrow in excess of 50% of your aggregate cost.

Response: In response to the Staff’s comment, we have revised the disclosure in our “Investment Objectives and Criteria—Borrowing Policies” section to provide a few examples of when substantial justification could be found by the independent members of our board of directors. For example, they could find substantial justification (i) if the value of our portfolio declined and new borrowings were necessary to repay existing obligations, (ii) to pay sufficient distributions to maintain our REIT status, or (iii) to buy a property where an exceptional acquisition opportunity presents itself and the terms of the debt and nature of the property are such that the debt does not increase the risk that we would become unable to meet our financial obligations as they became due.

Liquidity and Capital Resources, page 83

26.	If you plan to use leverage to finance any of your investments, please disclose your target leverage ratio, both initially and over the long-term.

Response: In response to the Staff’s comment, we have revised our liquidity disclosure to disclose that we do not expect our target leverage ratio to exceed 50% of the cost of our assets during the earlier stages of this offering. Over the long term, we do not expect our target leverage ratio to exceed 25% of the cost of our assets.

Prior Performance Summary, page 90

27.	We note your disclosure that Institutional REIT deregistered the shares of its common stock. Please disclose why it was determined to deregister its shares.

Response: In connection with the Staff’s request, we have revised our disclosure to state that we lost confidence that we would raise substantial proceeds in that particular offering, the success of which depended in large part on the capital-raising abilities of one particular participating broker-dealer among banks and other institutional investors.

Securities and Exchange Commission

February 5, 2010

Prior Program Liquidity Events, page 95

28.	Please disclose the specific liquidation target dates for each prior program.

Response: In connection with the Staff’s comment, we have revised our Prior Program disclosure to include the target liquidation dates.

Federal Income Tax Considerations, page 97

29.	We note your statement that DLA Piper LLP (US) is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.

Response: Prior to effectiveness, we will revise our tax opinion disclosure as requested.

Plan of Distribution, page 141

30.	Please refer to the table on page 142. Please include the dealer manager and participating broker-dealer compensation should only the minimum amount be raised.

Response: We have revised our disclosure to include the dealer manager and participating broker-dealer compensation payable should only the minimum amount be raised.

Appendix A – Prior Performance tables, page A-1

Table II – Compensation to Sponsor, page A-3

31.	Please revise the table in your next amendment to include a separate column disclosing the aggregate payments to your advisor and its affiliates in the most recent 3 years from all programs that have not completed offerings within the past 3 years, as well as the number of these programs involved, or tell us why you believe this information is not required.

Response: We have revised our disclosure to include a column for “Other Programs” that reflect the aggregate payments from prior public programs to the affiliates of our advisor in the most recent 3 years, 2006-2008.

Securities and Exchange Commission

February 5, 2010

Part II. Information Not Required in Prospectus, page II-1

Item 33.	Recent Sales of Unregistered Securities, page II-1

32.	Please disclose the facts relied upon to meet the exemption claimed with regard to your issuance in reliance on Section 4(2). Refer to Item 701(d) of Regulation S-K for guidance.

Response: We have revised Item 33 of Part II to confirm that the sale of common shares to our Sponsor by the Company did not involve any general solicitation and was made to an accredited and sophisticated investor, who had access to sufficient information about the Company and who agreed not to resell or distribute these shares.

Item 36.	Exhibits and Financial Statement Schedules, page II-2

33.	We note that you have filed, or will file in an amendment, the “form” of many exhibits, such as your articles of incorporation, dealer manager agreement and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

Response: Following industry practice, we intend to file Forms of these agreements because they either have not yet been executed or in the case of the Amended and Restated Articles of Incorporation have not yet been filed with the State of Maryland. After SEC effectiveness, but prior to consummation of this offering, the actual agreements will be executed and the Amended and Restated Articles of Incorporation will be filed with the State of Maryland.

34.	Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.

Response: For your review, we have attached our draft legal and tax opinions as Exhibits A and B, respectively. Prior to seeking effectiveness, we will file all necessary exhibits.

Securities and Exchange Commission

February 5, 2010

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

Cc:	Tom Kluck, SEC Legal Branch Chief
Dan Gordon, SEC Accounting Branch Chief
Leo F. Wells, III, Wells Real Estate Investment Trust III, Inc.

Exhibit A

DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

T 919.786.2000
F 919.786.2200

DRAFT

, 2010

Board of Directors

Wells Real Estate Investment Trust III, Inc.

6200 The Corners Parkway, Suite 250

Norcross, Georgia 30092

Re:	Registration Statement on Form S-11

Ladies and Gentlemen:

We serve as counsel to Wells Real Estate Investment Trust III, Inc., a Maryland corporation (the “Company”), in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of the sale and issuance by the Company of up to 575,000,000 shares (the “Shares”) of common stock, $.01 par value per share, of the Company (“Common Stock”), pursuant to the Registration Statement on Form S-11 (No. 333-163411) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”). This opinion is being provided at your request in connection with the filing of the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the Act;

2. The Company’s Articles of Incorporation, as amended (the “Charter”) certified as of a recent date by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by the Secretary of the Company;

4. Resolutions (the “Board Resolutions”) adopted by the Board of Directors of the Company (the “Board”), relating to the registration, sale and issuance of the Shares, certified as of the date hereof by the Secretary of the Company;

                        , 2010

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date; and

6. A certificate executed by Douglas P. Williams, Executive Vice President, Secretary and Treasurer of the Company, dated as of the date hereof.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding.

4. All Documents submitted to us as originals are authentic. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All statements and information contained in the Documents are true and complete. There has been no oral or written modification or amendment to the Documents, or waiver of any provision of the Documents, by action or omission of the parties or otherwise.

5. The final versions of all Documents reviewed by us in draft form will conform to such drafts in all respects material to the opinion expressed herein.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The Shares have been duly authorized and, upon delivery of the Shares in the manner contemplated by the Resolutions will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with the securities (or “blue sky”) laws of the State of Maryland. The opinions expressed herein are subject to the effect of judicial decisions

                        , 2010

that may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein under the heading “Legal Matters.” In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit B

DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
T 312.368.4000
F 312.236.7516
W www.dlapiper.com

DRAFT

                    , 2010

Board of Directors

Wells Real Estate Investment Trust III, Inc.

6200 The Corners Parkway, Suite 250

Norcross, Georgia 30092

Re:	Tax Opinion for REIT Status and Registration Statement on Form S-11/A

Ladies and Gentlemen:

We have acted as counsel to Wells Real Estate Investment Trust III, Inc., a Maryland corporation (the “Company”), in connection with the filing of the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) relating to the proposed offering of up to 575,000,000 shares of common stock, $.01 par value per share. This opinion letter is furnished at the request of the Company so that the Registration Statement may fulfill the requirements of Item 601(b)(8) of Regulation S-K, 17 C.F.R. ss. 229.601(b)(8).

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents (collectively, the “Reviewed Documents”):

(1)	the Registration Statement;

(2)	the Company’s Amended and Restated Charter, as filed as an exhibit to the Registration Statement (the “Amended and Restated Charter”);

(3)	the Company’s Bylaws as filed as an exhibit to the Registration Statement (the “Bylaws”);

(4)	the Limited Partnership Agreement of Wells Real Estate Investment Trust Operating Partnership III, L.P. (the “Operating Partnership Agreement”); and

(5)	such other documents as may have been presented to us by the Company from time to time.

In addition, we have relied upon the factual representations contained in the Company’s certificate, dated as of the date thereof, executed by a duly appointed officer

                        , 2010

of the Company, setting forth certain representations relating to the organization and proposed operation of the Company, Wells Real Estate Investment Trust Operating Partnership III and their respective subsidiaries.

For purposes of our opinions, we have not made an independent investigation of the facts set forth in the documents we reviewed. We consequently have assumed that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinions. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. Any representation or statement in any document upon which we rely that is made “to the best of our knowledge” or otherwise similarly qualified is assumed to be correct. Any alteration of such facts may adversely affect our opinions.

In our review, we have assumed, with your consent, that all of the representations and statements of a factual nature set forth in the documents we reviewed are true and correct, and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. We have also, with respect to documents we did not prepare ourselves (or did not supervise the execution of) assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the United States Department of the Treasury (“Regulations”) (including proposed and temporary Regulations), and interpretations of the foregoing as expressed in court decisions, the legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof.

In rendering these opinions, we have assumed that the transactions contemplated by the Reviewed Documents will be consummated in accordance with the terms and provisions of such documents, and that such documents accurately reflect the material facts of such transactions. In addition, the opinions are based on the assumption that the Company, Wells Real Estate Investment Trust Operating Partnership III and their respective subsidiaries, will each be operated in the manner described in the Amended and Restated Charter, Bylaws, Operating Partnership Agreement and the other organizational documents of each such entity and their subsidiaries, as the case may be, and all terms and provisions of such agreements and documents will be complied with by all parties thereto;

It should be noted that statutes, regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the

                        , 2010

foregoing bases for our opinions could affect our conclusions. Furthermore, if the facts vary from those relied upon (including any representations, warranties, covenants or assumptions upon which we have relied are inaccurate, incomplete, breached or ineffective), our opinions contained herein could be inapplicable. Moreover, the qualification and taxation of the Company as a real estate investment trust under Section 856 through 860 of the Code (a “REIT”) depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of share ownership and the various qualification tests imposed under the Code, the results of which will not be reviewed by the undersigned. Accordingly, no assurance can be given that the actual results of the operations of the Company for any one taxable year will satisfy such requirements.

Based upon and subject to the foregoing, we are of the opinion that:

(i) the Company will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code beginning with the Company’s taxable year ending December 31, 2010, and the Company’s proposed method of operations will enable it to meet the requirements for qualification and taxation as a REIT beginning with the Company’s taxable year ending December 31, 2010, and

(ii) the discussion in the Registration Statement, under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is correct in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters to which you have requested our opinions. Other than as expressly stated above, we express no opinion on any issue relating to the Company or Wells Real Estate Investment Trust Operating Partnership III, or to any investment therein.

For a discussion relating the law to the facts and the legal analysis underlying the opinions set forth in this letter, we incorporate by reference the discussions of federal income tax issues, which we assisted in preparing, in the discussion in the Registration Statement under the heading “Federal Income Tax Considerations.” We assume no obligation to advise you of any changes in the foregoing subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the IRS or that a court considering the issues would not hold otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under the Securities Act of 1933, as amended (the “Act”) pursuant to Item 601(b)(8) of Regulation S-K, 17 C.F.R ss. 229.601(b)(8), and the reference to DLA Piper LLP (US) contained in the Registration Statement. In giving this consent, we do

                        , 2010

not admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

Very truly yours,